                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                UTI ENERGY CORP.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                         (Title of Class of Securities)

                                  903387 10 8
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                 (CUSIP Number)

                      C/O REMY CAPITAL PARTNERS III, L.P.
     1801 CENTURY PARK EAST, LOS ANGELES, CALIFORNIA 90067, (310) 843-0050
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 8, 1996
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 10 Pages

                                 SCHEDULE 13D

CUSIP NO. 903387 10 8                                      PAGE 2  OF 14 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Remy Capital Partners III, L.P.
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]

                                                                        (b) [ ]
- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO


      N/A
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,794,550 shares
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,794,550 shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,794,550 shares
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


      N/A
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      51.0%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      PN
- --------------------------------------------------------------------------------







                               Page 2 of 10 Pages

                                 SCHEDULE 13D

CUSIP NO. 903387 10 8                                      PAGE 3  OF 14 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Remy Investors and Consultants, Inc.
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]

                                                                        (b) [ ]
- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO


      N/A
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      California
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,849,550 shares
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,849,550 shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,849,550 shares
- --------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


      N/A
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      51.7%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
- --------------------------------------------------------------------------------






                               Page 3 of 10 Pages

                                 SCHEDULE 13D

CUSIP NO. 903387 10 8                                      PAGE 4  OF 14 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Mark S. Siegel
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]

                                                                        (b) [ ]
- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO


      N/A
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,849,550 shares
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,849,550 shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,849,550 shares
- --------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


      N/A
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      51.7%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      IN
- --------------------------------------------------------------------------------






                               Page 4 of 10 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


         This Schedule 13D is filed on behalf of Remy Capital Partners III, L.P., a Delaware limited Partnership, Remy Investors and Consultants, Inc., a California corporation and Mark S. Siegel, an individual.

ITEM 1.  SECURITY AND ISSUER

The equity securities to which this statement relates are Common Stock, par value $0.001 per share. The name of the subject company is UTI Energy Corp. (the "Company"). The principal executive offices of the Company are located at 45 Devon Park Drive, Suite 112, Wayne, Pennsylvania 19087.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)     NAME OF PERSON FILING

                 This Statement is filed by (i) Remy Capital Partners III, L.P., a Delaware limited partnership ("Remy Capital"), (ii) Remy Investors and Consultants, Inc., a California corporation ("Remy Investors"), and (iii) Mark S. Siegel, an individual. Remy Investors is the General Partner of Remy Capital. Mark
                 S. Siegel is the President and sole shareholder of Remy Investors. Remy Capital, Remy Investors and Mark S. Siegel are hereinafter collectively referred to as the "Reporting Person." Information is also provided for Cathy R. Siegel, an individual and Vice President of Remy Investors.

         (b)     ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE

                 Remy Capital:             1801 Century Park East, #1111
                                           Los Angeles, California 90067

                 Remy Investors:           1801 Century Park East, #1111
                                           Los Angeles, California  90067

                 Mark S. Siegel:           1801 Century Park East, #1111
                                           Los Angeles, California  90067

                 Cathy R. Siegel:          1801 Century Park East, #1111
                                           Los Angeles, California  90067


         (c)     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, BUSINESS

                 Remy Capital:             Private Investment Partnership

                 Remy Investors:           Investment Advisor

                 Mark S. Siegel:           Investment Advisor

                 Cathy R. Siegel:          Executive Director, American Cinema
                                           Foundation





                               Page 5 of 10 Pages

         (d)     CRIMINAL CONVICTION

         During the last five years, none of Remy Capital, Remy Investors, Mark
S. Siegel or Cathy R. Siegel has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors).

         (e)     CIVIL PROCEEDING REGARDING SECURITIES LAWS

         During the last five years, none of Remy Capital, Remy Investors, Mark
S. Siegel or Cathy R. Siegel was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (f)     CITIZENSHIP

         Mark S. Siegel and Cathy R. Siegel are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In March 1995, Remy Capital purchased 1,736,550 shares of Common Stock for $7,814,475 ($4.50 per share) using partnership capital contributions (the "Initial Purchase").

         On March 6, 1996, Remy Capital purchased in the open market 2,500 shares of Common Stock for $15,563 and 500 shares for $3,237, using cash on hand (the "Open Market Purchase").

         On December 19, 1995, the Board of Directors of the Company approved the grant of an option to Remy Investors to purchase 120,000 shares of Common Stock (the "Remy Option") and the submission of such option to the stockholders of the Company for their approval. The Remy Option, which would become effective only upon approval by the Company's stockholders, was intended to compensate Remy Investors for various advisory services provided to the Company in connection with the Board of Directors' strategic decision to focus the Company's operations on its current drilling and pressure pumping businesses. These services included (i) assisting in the Company's sale of certain of its assets (ii) assisting the Company in the acquisition of another company in November 1995 (the "November Acquisition") and (iii) assisting the Company in the arrangement of financing for the November Acquisition. The Remy Option also was intended to compensate Remy Investors for other services provided for general corporate purposes throughout 1995. The Remy Option was structured so as to minimize the cost to the Company for the services provided to it by Remy Investors and to protect the Company's working capital position by being granted in lieu of cash compensation. Also in December 1995 and immediately following the Board's decision to grant the Remy Option, Remy Investors agreed with Remy Capital and Kenneth N. Berns, an employee of Remy Investors, that, subject to the approval of the Remy Option by the stockholders of the Company, portions of the Remy Option were assigned to Remy Capital and Mr. Berns such that Remy Investors and Remy Capital would each own an option to purchase 55,000 shares and Mr. Berns would own an option to acquire 10,000 shares. The Remy Option was approved by the stockholders of the Company on August 8, 1996.


ITEM 4.  PURPOSE OF TRANSACTION

         The securities were acquired for investment purposes. Depending upon the Reporting Person's continuing evaluation of the Company's business and prospects, alternative investment opportunities and any other factors Reporting Person deems relevant, Reporting Person may, from time to time, purchase additional shares on the open market or in privately





                               Page 6 of 10 Pages
negotiated transactions or otherwise. Reporting Person has no present intention of selling any shares, but reserves the right to do so, in whole or in part, at any time, in open market transactions, privately negotiated transactions or otherwise.

         (a)     THE ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE
                 ISSUER;

                 Reporting Person has no present intention, plan, or proposal with respect to this paragraph.

         (b) AN EXTRAORDINARY CORPORATE TRANSACTION, SUCH AS A MERGER, REORGANIZATION OR LIQUIDATION, INVOLVING THE ISSUER OR ANY OF ITS SUBSIDIARIES;

                 Reporting Person has no present intention, plan, or proposal with respect to this paragraph.

         (c) A SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR ANY OF ITS SUBSIDIARIES;

                 Reporting Person has no present intention, plan, or proposal with respect to this paragraph.

         (d) ANY CHANGE IN THE PRESENT BOARD OF DIRECTORS OR MANAGEMENT OF ISSUER, INCLUDING ANY PROPOSALS TO CHANGE THE NUMBER OF TERM OF DIRECTORS OR TO FILL ANY EXISTING VACANCIES ON THE BOARD;

                 Mark S. Siegel, sole shareholder of Remy Investors, Inc. and Randall L. Bishop, an employee of Remy Investors, became members of Company's board of directors upon consummation of the Initial Purchase. Mr. Bishop later resigned from the board of directors and Mr. Berns was elected to fill the vacancy created thereby. Other than the foregoing, Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (e) ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE ISSUER;

                 Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (f) ANY OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE STRUCTURE INCLUDING BUT NOT LIMITED TO, IF THE ISSUER IS A REGISTERED CLOSED-END INVESTMENT COMPANY, ANY PLANS OR PROPOSALS TO MAKE ANY CHANGES IN THE INVESTMENT POLICY FOR WHICH A VOTE IS REQUIRED BY SECTION 13 OF THE INVESTMENT COMPANY ACT OF 1940;

                 Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (g) CHANGES IN THE ISSUER'S CHARTER, BYLAWS OR INSTRUMENTS CORRESPONDING THERETO OR OTHER ACTIONS WHICH MAY IMPEDE THE ACQUISITION OF CONTROL OF THE ISSUER BY ANY PERSON;

                 Reporting Person has no present intention, plan or proposal with respect to this paragraph.




                               Page 7 of 10 Pages

         (h) CAUSING A CLASS OF SECURITIES OF THE ISSUER TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE OR TO CEASE TO BE AUTHORIZED TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION;

                 Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (i) A CLASS OF EQUITY SECURITIES OF THE ISSUER BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(4)
                 OF THE ACT;

                 Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (j)     ANY ACTION SIMILAR TO ANY OF THOSE ENUMERATED ABOVE.

                 Reporting Person has no present intention, plan or proposal with respect to this paragraph.

ITEM 5.          INTEREST IN SECURITIES OF ISSUER

         (a)     AMOUNT OF SHARES OWNED

                 Remy Capital beneficially owns 1,794,550 shares of Common Stock of Company (approximately 51.0% of the Company's outstanding shares), of which 55,000 shares may be acquired within 60 days. Remy Investors, which is the sole General Partner of Remy Capital and controls all investment activities of Remy Capital, would beneficially own all shares beneficially owned by Remy Capital and, accordingly, is the beneficial owner of 1,849,550 shares (approximately 51.7% of the Company's outstanding shares), of which 110,000 shares may be acquired within 60 days. Mark S. Siegel is the sole shareholder of Remy Investors and would beneficially own all shares beneficially owned by Remy Investors.

         (b)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)      SOLE POWER TO VOTE OR DIRECT THE VOTE

                          Remy Capital:            1,794,550

                          Remy Investors:          1,849,550

                          Mark S. Siegel:          1,849,550

                          Cathy R. Siegel:         0

                 (ii)     SHARED POWER TO VOTE OR DIRECT THE VOTE

                          Remy Capital:            0

                          Remy Investors:          0

                          Mark S. Siegel:          0

                          Cathy R. Siegel:         0





                               Page 8 of 10 Pages

                 (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                          OF:

                          Remy Capital:            1,794,550

                          Remy Investors:          1,849,550

                          Mark S. Siegel:          1,849,550

                          Cathy R. Siegel:         0

                 (iv)     SHARED POWER TO DISPOSE OF OR TO DIRECT DISPOSITION
                          OF:

                          Remy Capital:            0

                          Remy Investors:          0

                          Mark S. Siegel:          0

                          Cathy R. Siegel:         0

         (c) - (e)        Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         Pursuant to a stock purchase agreement dated March 14, 1995, between Bear, Stearns & Co. Inc. ("Bear Stearns") and Remy Capital, Bear Stearns assigned to Remy Capital all of its rights and interest in a registration rights agreement between Bear Stearns and Company. The Board of Directors of Company has approved such assignment. The registration rights agreement between Bear Stearns and Company grants to Bear Stearns the right on three separate occasions to require the Company to register shares of the Common Stock held by Bear Stearns for sale under the Securities Act of 1933 (the "Securities Act") and on an unlimited basis to register such shares for sale under the Securities Act by including such shares in any registration statement proposed to be filed by the Company with the Securities and Exchange Commission. The registration rights agreement also provides that in connection with any such registration, the Company will indemnify Bear Stearns against, and provide contribution with respect to, certain liabilities, including liabilities incurred under the Securities Act. All of the shares of Common Stock of Company to which the registration rights agreement applies have been acquired by Remy Capital. The foregoing description of the registration rights agreement is a summary and is qualified in its entirety by reference to such agreement filed as Exhibit 2 hereto which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (1)     Joint Acquisition Statement

         (2) Registration Rights Agreement dated March 25, 1994 between Bear Stearns and UTI Energy Corp., assigned on March 14, 1995 to Remy Capital.

         (3) Stock Option Agreement entered into effective as of December 19, 1995, between Remy Investors and UTI Energy Corp.





                               Page 9 of 10 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                 REMY CAPITAL PARTNERS, III, L.P.

                                 By:    Remy Investors and Consultants, Inc.

                                 Its:   General Partner


                                        /s/ Mark S. Siegel
                                        -----------------------------------
                                        Mark S. Siegel
                                        President


                                 REMY INVESTORS AND CONSULTANTS, INC.



                                 By:    /s/ Mark S. Siegel
                                        -----------------------------------
                                        Mark S. Siegel
                                        President


                                        /s/ Mark S. Siegel
                                        -----------------------------------
                                        Mark S. Siegel
                                        President






                              Page 10 of 10 Pages

                                 EXHIBIT INDEX



    Exhibit
      No.            Description
    -------          -----------
      1.             Joint Acquisition Statement . . . . . . . . . . . . . . .
      2.             Stock Option Agreement entered into effective as of
                     December 19, 1995 between Remy Investors and UTI Energy
                     Corp. . . . . . . . . . . . . . . . . . . . . . . . . . .
